                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2005

                          Commission File No. 000-27476

                          CoolBrands International Inc.
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         COOLBRANDS INTERNATIONAL INC.

Date: December 2, 2005                  By:  /s/ Aaron Serruya
                                             ---------------------------------
                                             Name:  Aaron Serruya
                                             Title: Executive Vice President

                                INDEX TO EXHIBITS

Exhibit 99.1 Board Representation Agreement dated October 13, 1997, as amended, by and among Integrated Brands, Inc., the Registrant, Richard E. Smith, David M. Smith, David Stein,
                      Michael Serruya, 1082282 Ontario, Inc. and the Serruya
                      Family Trust.

Exhibit 99.2 Amendment No. 1 to the Board Representation Agreement dated January 12, 2001, by and among Integrated Brands,
                      Inc., the Registrant, Richard E. Smith, David M. Smith,
                      David Stein, Michael Serruya, 1082282 Ontario, Inc. and the Serruya Family Trust.

Exhibit 99.3          Trust Agreement dated March 18, 1988 by and among
                      Integrated Brands, Inc., the Registrant, Richard E. Smith,
                      David M. Smith, David Stein, Michael Serruya, 1082282
                      Ontario, Inc., the Serruya Family Trust and the Chase
                      Manhattan Bank.

Exhibit 99.4          Memorandum of Association of Registrant.

Exhibit 99.5          Certificate of Name Change of Registrant dated
                      March 17, 2000.

Exhibit 99.6          Code of Business Conduct of Registrant.

Exhibit 99.7 Amended and Restated Limited Partnership Agreement of Americana Foods Limited Partnership dated as of January 10, 2003.

Exhibit 99.8 Transition Services Agreement dated March 27, 2005 between Kraft Foods Global, Inc. and CoolBrands
                      Dairy, Inc.

Exhibit 99.9 Transition Services Agreement dated as of July 5, 2005 between Dreyer's Grand Ice Cream, Inc. and Integrated
                      Brands, Inc.

Exhibit 99.10         Grocery Carrier Agreement between Integrated Brands, Inc.
                      and Dreyer's Grand Ice Cream, Inc. dated as of July 5,
                      2003.

Exhibit 99.11         IB Products Distribution Agreement between Dreyer's Grand
                      Ice Cream, Inc. and Integrated Brands, Inc. dated as of
                      July 5, 2003.

Exhibit 99.12         Non-Grocery Distribution Agreement between Integrated
                      Brands, Inc. and Dreyer's Grand Ice Cream, Inc. dated as of July 5, 2003.

The Registrant has recently filed these documents in Canada in accordance with Canadian Securities Administrators' National Instrument 51-102 -- Continuous Disclosure Obligations, which rule required such filings within 90 days following the end of Registrant's 2005 fiscal year.



                            STATEMENT OF DIFFERENCES

The degree symbol shall be expressed as.............................    [d]